EXHIBIT 12.1

TEXTRON MANUFACTURING

COMPUTATION OF RATIO OF INCOME TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(unaudited)

(In millions except ratio)

Nine Months Ended September 30, 2000 - - - - - - - - - - - - -
Fixed charges:
Interest expense	$116
Distributions on preferred securities of manufacturing subsidiary trust, net of income taxes	19
Estimated interest portion of rents	23 - - - - - - - - - - - - -
Total fixed charges	$158 = = = = = = = = =

Income:
Income before income taxes and distributions on preferred securities of subsidiary trusts	$804
Eliminate equity in undistributed pre-tax income of Textron Finance	(83)
Fixed charges *	139 - - - - - - - - - - - - -
Adjusted income	$860 = = = = = = = = =

Ratio of income to fixed charges	5.44 = = = = = = = = =

* Adjusted to exclude distributions on preferred securities of manufacturing subsidiary trust, net of income taxes.